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                                              Mr. Ian D. Jones
                                              President
                                              Dynamic Media, Inc..
                                              2000 Hamilton Street, Suite 596
                                              Philadelphia, PA 19130
                                              Tel: (800) 700-0295
                                              Fax: (215) 636-0162
                                              October 18, 2001





Mr. Edward M. Kelly, Esq.
United States Securities and Exchange Commission
Washington D.C. 20549
(202) 942-1978
(202) 942-9627 (202) 942-9528 (fax)

Re: Dynamic Media, Inc.
Form SB-2
SEC File No. 333-64948
Filed on July 12, 2001

Dear Mr. Kelly:

Please immediately withdraw the Dynamic Media, Inc. SB-2 filing (SEC File No. 333-64948). Due to market conditions, we are submitting this withdrawal request.

No stock sales were made.

We intend to do a private placement to accredited investors in reliance on Rule 155(c).

Thank you for your prompt attention to this matter.

Sincerely,

/s/ Ian D. Jones
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Ian D. Jones
President